FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2015

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 02 December 2015

EXHIBIT INDEX

EXHIBIT NUMBER                                           EXHIBIT DESCRIPTION
99                                                                          Notice to London Stock Exchange dated 02 December 2015

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 11 November 2015 entitled ‘Director/PDMR shareholding’
Exhibit 2:	Stock Exchange announcement dated 27 November 2015 entitled ‘Director/PDMR shareholding’
Exhibit 3:	Stock Exchange announcement dated 27 November 2015 entitled ‘Unilever Investor Seminar 2015’

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 10 November 2015 of the following transactions which took place on 9 November 2015:

 Mr G Pitkethly (PDMR) purchased 5 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2819p per share under the Unilever PLC Share Incentive Plan.

 Mr P L Sigismondi (PDMR) purchased 4 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2819p per share under the Unilever PLC Share Incentive Plan.

 The above transactions were carried out in the UK

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 11 November 2015

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 1 October 2015 that Mr G Pitkethly (PDMR) exercised 827 options originally granted on 29 June 2010 under the Unilever PLC 2005 Sharesave plan at an option price of 1868p per Unilever PLC ordinary share of 3 1/9p each on Maturity on 1 October 2015.

The above transaction was carried out in the UK.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 822 6707

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

27 November 2015

Exhibit 3:

Unilever Investor Seminar 2015

 London/Rotterdam, 27 November 2015.

 Unilever will hold its Annual Investor Seminar in Philippines and Singapore from 30 November to 2 December 2015.

 The plenary sessions will be webcast live and available on our App or via the website (www.unilever.com/investor-relations).

[ends]

Enquiries: Please contact the Unilever Investor Relations Team at investor.relations@unilever.com or +44 20 7822 6830

 About Unilever:

Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries and reaching 2 billion consumers a day. It has 172,000 employees and generated sales of €48.4 billion in 2014. Over half (57%) of the company's footprint is in developing and emerging markets. Unilever has more than 400 brands found in homes around the world, including Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's, PG Tips, Ben & Jerry's, Marmite, Magnum and Lynx.

 Unilever's Sustainable Living Plan (USLP) commits to:

 ·     Decoupling growth from environmental impact.

·     Helping more than a billion people take action to improve their health and well-being.

·     Enhancing the livelihoods of millions of people by 2020.

 Unilever was ranked number one in its sector in the 2015 Dow Jones Sustainability Index. In the FTSE4Good Index, it achieved the highest environmental score of 5. It led the list of Global Corporate Sustainability Leaders in the 2015 GlobeScan/SustainAbility annual survey for the fifth year running, and in 2015 was ranked the most sustainable food and beverage company in Oxfam's Behind the Brands Scorecard.

 Unilever has been named in LinkedIn's Top 3 most sought-after employers across all sectors.

 For more information about Unilever and its brands, please visit www.unilever.com. For more information on the USLP: www.unilever.com/sustainable-living/

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.